Exhibit 99.1

FEMSA announces new member in its Board of Directors

Monterrey, Mexico, March 25, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD) announced that Mr. Luis Alberto Moreno Mejía was appointed to of FEMSA’s Board of Directors in its Annual Ordinary General Shareholders Meeting held on March 24. Luis Alberto Moreno will act as Independent Board Member of the Company and will also serve in the Corporate Practices Committee of the Board of Directors.

Luis Alberto Moreno, a Colombian citizen, holds an Economics and Business Administration degree from the Florida Atlantic University and an MBA from the Thunderbird School of Global Management.

He has a very distinguished professional career in his home country and at an international level. He was Minister of Economic Development of Colombia; during seven years he acted as Colombia’s Ambassador to the United States of America, and in 2005 was elected President of the Inter-American Development Bank, position that he held until 2020.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. FEMSA also participates in the specialized distribution industry in the United States. Through its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

March 25, 2021	1